Exhibit 99.2

CROSS REFERENCE SHEET

Information Relating to Provincial Debt	Location in 2011/12 Public Accounts

CONTINGENT LIABILITIES
Litigation	p. 74 (26)(b)
Other Contingent Liabilities	p. 74 (26)(b)
Environmental Clean-up	p. 74 (26)(b)
Aboriginal Land Claims	p. 75 (26)(b)
Crown Corporations	p. 76 (26)(b)
CONTRACTUAL OBLIGATIONS	p. 76 (26)(c)